UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-16441

CROWN CASTLE PUERTO RICO 1165(e) PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

CROWN CASTLE INTERNATIONAL CORP.
1220 Augusta Drive, Suite 600
Houston, Texas 77057-2261
(Name of issuer of the securities held pursuant to the
plan and the address of its principal executive office)

CROWN CASTLE PUERTO RICO 1165(e) PLAN

INDEX

Page
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2017 AND 2016 (Unaudited)	1
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016 (Unaudited)	2
NOTES TO FINANCIAL STATEMENTS - Unaudited	3
Note: All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	8

CROWN CASTLE PUERTO RICO 1165(e) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS (Unaudited)

DECEMBER 31, 2017 AND 2016

	2017	2016
Investments, at fair value (notes 3 and 4)	$2,594,586	$1,921,926
Receivables:
Employer cash contributions	44,487	41,544
Employer securities contributions	43,849	46,335
Notes receivable from participants	111,821	72,299
Total receivables	200,157	160,178
Net assets available for benefits	$2,794,743	$2,082,104

See accompanying notes to financial statements.

CROWN CASTLE PUERTO RICO 1165(e) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS (Unaudited)

FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	2017	2016
Additions (deductions) to net assets attributed to:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$419,749	$76,366
Dividends and interest	44,306	70,441
Total investment income (loss)	464,055	146,807
Contributions:
Employer cash contributions	79,213	73,267
Employer securities contributions	43,849	46,335
Participant contributions	130,522	121,794
Total contributions	253,584	241,396
Total additions (deductions)	717,639	388,203
Deductions from net assets attributed to:
Benefits paid to participants	5,000	160,819
Total deductions	5,000	160,819
Net increase (decrease)	712,639	227,384
Net assets available for benefits:
Beginning of year	2,082,104	1,854,720
End of year	$2,794,743	$2,082,104

See accompanying notes to financial statements.

CROWN CASTLE PUERTO RICO 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2017 and 2016

1.	Plan Description
The following description of the Crown Castle Puerto Rico 1165(e) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a)	General
The Plan is a defined contribution plan available to eligible employees of Crown Castle Puerto Rico Corp. (the "Company"). Banco Popular de Puerto Rico ("Banco Popular") is the trustee and recordkeeper of the Plan. The Company, an indirect subsidiary of Crown Castle International Corp. ("CCIC"), is the plan administrator for the Plan. The Plan was established on October 1, 2008, and has since been amended on an as-needed basis through the date of this report. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and Puerto Rico income tax laws. The financial statements are not required to be audited under the applicable ERISA exemption for qualifying plans with fewer than 100 participants.
There were 17 and 16 employees of the Company eligible to participate and participating in the Plan as of December 31, 2017 and 2016, respectively.

(b)	Contributions
Employees are eligible for participation in the Plan immediately upon employment and once they are twenty-one years of age. Participants may contribute any percentage of their eligible compensation up to and including any percentage that allows the participant to reach the contribution limit of $15,000 in both 2017 and 2016, the maximum deferral amount specified by Puerto Rico Internal Revenue Code of 1994, as amended ("PR Code"). Participants who are age 50 and older can contribute an additional $1,500 pre-tax contribution in both 2017 and 2016 above the annual PR Code limitation. In addition, participants may make voluntary contributions to the Plan on an after-tax basis. Employee contributions are made through compensation deferral arrangements and are fully vested at all times. Participants may also contribute amounts representing distributions from other qualified plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan includes an auto-enrollment provision whereby all newly eligible employees who have not submitted an election to participate or not participate in the Plan are automatically enrolled in the Plan after 90 days at a deferral rate of 3% and their pre-tax contributions invested in a designated target date fund until changed by the participant. The deferral rate for participants who are auto enrolled increases by 1% each year until it reaches a maximum contribution of 6%, unless otherwise directed by the participant. A registered investment adviser is engaged to assist in monitoring the core investment options offered by the Plan. As of December 31, 2017, the Plan offered 19 mutual funds and a money market fund as investment options.
The Company matches and contributes in cash 50% of the first 6% of compensation that a participant contributes to the Plan. In addition, discretionary amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.
The discretionary contributions for 2017 consisted of:

•	A cash contribution on March 1, 2018 equal to an additional 50% of the first 6% of compensation that participants contributed to the Plan.

•
A contribution of CCIC common stock equal to approximately 4% of each employee's annualized base salary as of December 31, 2017. On March 12, 2018, the contribution totaled 395 shares of CCIC common stock, with a total market price of approximately $43,849 based on the closing price per share of CCIC common stock as of December 31, 2017.

The discretionary contributions for 2016 consisted of:

•	A cash contribution on March 2, 2017 equal to an additional 50% of the first 6% of compensation that participants contributed to the Plan.

•
A contribution of CCIC common stock equal to approximately 4% of each employee's annualized base salary as of December 31, 2016. On March 15, 2017, the contribution totaled 534 shares of CCIC common stock, with

CROWN CASTLE PUERTO RICO 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2017 and 2016

a total market price of approximately $46,335 based on the closing price per share of CCIC common stock as of December 31, 2016.
The discretionary securities contributions vest in the same manner as the Company's standard and annual discretionary cash matches. See "Vesting" below. Participants are generally able to sell such shares and reinvest the proceeds into other Plan investment options at any time, even to the extent such amounts are unvested.
The Company's total discretionary contributions were $81,077 and $82,367 for the years ended December 31, 2017 and 2016, respectively.

(c)	Participant Accounts
Participant accounts are maintained at fair market value. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's matching and discretionary contributions and (2) Plan earnings and losses. The participant is entitled to the benefit that can be derived from the participant's vested account.

(d)	Vesting
Participants are vested immediately in their contributions plus actual earnings (losses) thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts is generally based on years of service. A participant is 33% vested after one year of credited service, 67% vested after two years of credited service, and 100% vested after three years of credited service. A participant automatically vests in any unvested accounts upon attainment of age 65, upon retirement due to disability, upon death and upon termination of the Plan.

(e)	Notes Receivable From Participants
Participants are permitted to borrow a minimum of $1,000 up to a maximum of 50% of the vested balance or $50,000, whichever is less. The notes are secured by the balance in the participant's account and bear interest at a fixed rate of prime plus 1%. As of December 31, 2017, the interest rate on the notes receivable from participants ranged from 4.25% to 5.25%. All notes are subject to specific repayment terms and must be repaid within a five-year period. Each participant is permitted one note at a time. No allowance for credit losses was recorded as of December 31, 2017 and 2016.
In the event of default, as described by the Plan, participants are considered to have received a distribution and are subject to income taxes on the distributed amount.

(f)	Payment of Benefits
Participants are permitted to withdraw any portion of their vested account balance due to death, permanent disability, retirement, attainment of age 59 1/2, in the event of financial hardship or termination of service. The participant may elect to receive a lump-sum payment, subject to federal income tax withholdings, or roll over the vested account balance to another qualified plan. These withdrawals, prior to retirement, may result in certain suspensions of current and future participation in the Plan.

(g)	Forfeitures
Company contributions and earnings (losses) thereon that have not become vested, and have been forfeited by participants in accordance with the applicable provisions of the Plan, are applied against the Company's contributions to the Plan and may be applied to reduce the administrative expenses of the Plan. The forfeiture balance amounts that were unallocated to participants totaled $899 and $892 for the years ended December 31, 2017 and 2016, respectively.

(h)	Administration Expenses
Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from the Plan's assets as incurred. The Plan permits the application of forfeited assets to pay administrative expenses. No forfeited assets were used to pay administrative expenses during 2017 and 2016.

CROWN CASTLE PUERTO RICO 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2017 and 2016

(i)	Termination of Plan
In the event of termination of the Plan, the plan administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interests of the participants. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as may be approved by the Company's ERISA counsel and the Puerto Rico Treasury Department or other governing agencies.

(j)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. For example, as of December 31, 2017, approximately 17% of the Plan's net assets were in the form of CCIC common stock. See note 4.

2.	Summary of Significant Accounting Policies

(a)	Basis of Presentation
The accompanying financial statements have been prepared on an accrual basis. Amounts payable to participants terminating participation in the Plan are included as a component of net assets available for benefits.

(b)	Use of Estimates
The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and notes thereto. Actual results could differ from those estimates.

(c)	Investment Income
Interest income from investments is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date.

(d)	Investments and Fair Value Measurements
The Company's assets and liabilities recorded at fair value are categorized based upon a fair value hierarchy that ranks the quality and reliability of the information used to determine fair value, in accordance with applicable accounting guidance (see note 4).
The following is a description of the levels of the fair value hierarchy:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, as well as inputs other than quoted prices that are observable for the asset or liability.

•	Level 3 inputs are unobservable inputs and are not corroborated by market data.

CROWN CASTLE PUERTO RICO 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2017 and 2016

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

•	Money market funds and equity securities: Valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year.

•	Mutual funds: Valued at the net asset value of shares held by the Plan at year-end based on quoted market price on active markets on the last business day of the Plan year.

•	CCIC common stock: Valued at the closing price of the stock as reported by the New York Stock Exchange on the last business day of the Plan year.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of securities are accounted for on a settlement-date basis. The difference between recording transactions on a trade date and a settlement date was not significant to the Plan's financial statements.
In accordance with the policy of stating investments at fair value, unrealized appreciation or depreciation on investments are reflected within investment income (loss) in the statement of changes in net assets available for benefits for the years ended December 31, 2017 and 2016.

(e)	Contributions
Participant contributions are recorded as they are withheld from the participant's compensation.

(f)	Distributions to Participants
Distributions to participants are recorded when paid by the Plan.

3.	Investment Options
The following were the investment options as of December 31, 2017:

•	Artisan International Fund	•	T. Rowe Price Growth Stock Fund
•	DFA Global Real Estate Fund	•	T. Rowe Price Retirement 2005 Fund
•	DFA One-Year Fixed Income Portfolio Fund	•	T. Rowe Price Retirement 2010 Fund
•	Gabelli U.S. Treasury Money Market Account	•	T. Rowe Price Retirement 2020 Fund
•	Invesco Growth and Income R6 Fund	•	T. Rowe Price Retirement 2030 Fund
•	JPMorgan Core Bond Fund R6 Fund	•	T. Rowe Price Retirement 2040 Fund
•	Lazard Global Listed Infrastructure Institutional Fund	•	T. Rowe Price Retirement 2050 Fund
•	Northern Small Cap Value Fund	•	Vanguard Explorer Admiral Fund
•	PIMCO High Yield Institutional Fund	•	Vanguard Inflation Protected Admiral Securities Fund
•	Schwab 1000 Index Fund	•	Vanguard Mid-Cap Index Institutional Fund

CROWN CASTLE PUERTO RICO 1165(e) PLAN
NOTES TO FINANCIAL STATEMENTS - Unaudited
December 31, 2017 and 2016

4.	Fair Values
Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2017 and 2016.

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Mutual funds	$2,062,972	$—	$—	$2,062,972
CCIC common stock	487,112	—	—	487,112
Money market fund	44,502	—	—	44,502
Total	$2,594,586	$—	$—	$2,594,586

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,589,077	$—	$—	$1,589,077
CCIC common stock	285,387	—	—	285,387
Money market fund	47,462	—	—	47,462
Total	$1,921,926	$—	$—	$1,921,926
There were no transfers between Levels 1 and 2 in the periods presented.

5.	Federal Income Tax
The Plan received a favorable determination letter from the Puerto Rico Department of Treasury dated November 5, 2013, which stated that the Plan is designed in accordance with the applicable sections of the PR Code and therefore, exempt from income taxes. Accordingly, the accompanying financial statements do not include a provision for federal income taxes.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the federal, state or local taxing authority. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017, there were no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6.	Party-In-Interest Transactions
Banco Popular is trustee and recordkeeper of the Plan. Fees paid by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of investments.
The Plan invests in CCIC common stock. The Plan held 4,388 shares and 3,289 shares of CCIC common stock as of December 31, 2017 and 2016, respectively. There were purchases of CCIC common stock, inclusive of the employer securities contributions, totaling $63,259 and $72,369 for the years ended December 31, 2017 and 2016, respectively. There were sales of CCIC common stock totaling $12,937 and $23,865 for the years ended December 31, 2017 and 2016, respectively. Effective May 1, 2017, participants were no longer permitted to direct future participant or employer cash contributions or transfers into shares of CCIC common stock.
Notes receivable from participants totaled $111,821 and $72,299 as of December 31, 2017 and 2016, respectively, representing borrowings by the participants from their individual participant accounts.

SIGNATURE
 Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CROWN CASTLE PUERTO RICO

1165(e) PLAN
(Name of Plan)

By:	/s/ ROBERT S. COLLINS
Robert S. Collins
Vice President and Controller (Principal Accounting Officer)

Date: June 22, 2018